June 26, 2006
Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HSBC Home Equity Loan Corporation I HSBC Home Equity Loan Corporation II Amendment No. 2 to Registration Statement on Form S-3 Filed June 15, 2006 File No. 333-132348 (the “Registration Statement”)
Mr. Webb:
     Thank you for your comments dated June 22, 2006 on the Registration Statement of HSBC Home Equity Loan Corporation I and HSBC Home Equity Loan Corporation II (the “Registrants”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.
     Each of your comments is repeated below, followed by our response. In some cases, we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the base prospectus and prospectus supplements that accompany this letter.
     In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.
Registration Statement on Form S-3
General
1.	Your response letter dated June 15, 2006 omits our prior comment 2. Please revise the supplements to provide the form of table, showing 30-day buckets, that you intend to provide if delinquent loans are included in the pool.

June 26, 2006

In the letter accompanying Amendment No. 1 dated May 26, 2006, we confirmed, and we hereby confirm, that if we elect to include home equity loans that are 30 days or more delinquent in the pool assets of any issuing entity, we will include the disclosure with respect to such loans required by Item 1100(b) of Regulation AB. In addition, we have revised both forms of prospectus supplement to provide the form of table, showing 30-day buckets, that we intend to provide if delinquent loans are included in the pool. The new tables can be found on pages S-30 and S-29 of the forms of supplement relating to notes and certificates, respectively.
Prospectus Supplement #1
Realized Losses, page S-8
2.	Your disclosure in prospectus supplement #2 indicates that losses not covered by credit enhancement will be allocated pro rata. You disclosure in prospectus supplement #1 is less clear. If you are under-collateralized, please disclose whether losses will be allocated on a pro rata basis or, alternatively, specify the priority and amount in which certificate holders will be paid.

We have revised pages S-8 and S-43 of the form of prospectus supplement with respect to notes to clarify the payment priority that governs following the occurrence of under-collateralization and the associated risks to noteholders.
Base Prospectus
The Depositor, page 6
3.	We note the second paragraph of this section. Please confirm that in no event will HSBC Home Equity Loan Corporation I act as depositor for an issuance of certificates under this prospectus. Similarly, please confirm that HSBC Home Equity Loan Corporation II will in no event act as depositor for a note issuance. Alternatively, please provide form of Item 1106 disclosure for each depositor in each prospectus supplement and the revise the cover page and summaries accordingly.

We hereby confirm that in no event will HSBC Home Equity Loan Corporation I act as depositor for an issuance of certificates and in no event will HSBC Home Equity Loan Corporation II act as depositor for a note issuance. We have revised page 6 of the base prospectus accordingly.
Pooling and Servicing Agreement
Section 12.01
4.	We note the third sentence of this section. Please eliminate any suggestion that market participants or their counsel may alter Regulation AB. Please revise to confirm that you will comply with the rules and interpretive positions set forth by the Commission and the staff.

June 26, 2006

We have revised both forms of agreement as requested in your comment. We hereby confirm that we will comply with the rules and interpretive positions set forth by the Commission and the staff.
     Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at (847) 564-6153.

Sincerely,

Mick Forde

Enclosures

cc:	Stephen B. Esko